SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)

(Amendment No. 1)**

COMMUNITY HEALTH SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

203668108
(CUSIP Number)

Li Han, Esq.
Shanda Asset Management Holdings Limited
8 Stevens Road
Singapore 257819
(+65) 6361 0971

With a copy to:

Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York  10281
(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,407,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,407,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,407,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,407,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,407,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,407,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

(1)	Calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Investment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,407,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,407,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,407,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

(1)	Calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Technology Overseas Capital Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,407,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,407,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,407,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

(1)	Calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

CUSIP No. 203668108	13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Asset Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,407,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,407,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,407,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

(1)	Calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the Reporting Persons on March 13, 2017 (the “Original Schedule 13D”, collectively with Amendment No. 1, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price for the Subject Shares beneficially owned by the Reporting Persons was $256,792,002.8, inclusive of (i) commissions paid and (ii) with respect to Subject Shares beneficially owned through options that have been exercised, the exercise price of such options, plus the premiums paid for call options (to the extent such options were call options) less the premiums received for put options (to the extent such options were put options). Such purchase price was funded through internally generated funds of the Shanda Group.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a), (b)

Shanda Asset Management holds 25,407,682 shares of Common Stock, representing approximately 22.1% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 114,758,677 shares of Common Stock outstanding as of July 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2017.

Mr. Chen, through his ownership of Shanda Media, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Shanda Media. Shanda Media, through its ownership of Shanda Investment, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Shanda Investment.  Shanda Investment, through its ownership of Shanda Technology, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Shanda Technology. Shanda Technology, through its ownership of Shanda Asset Management, may be deemed to share voting and dispositive power over the Common Stock directly held by Shanda Asset Management.

Mr. Chen has the sole power to vote and dispose of the shares of Common Stock directly beneficially owned by him.

Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A owns beneficially any Common Stock of the Issuer.

(c)          Schedule B sets forth information with respect to each purchase and sale of securities effectuated by Shanda Asset Management during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 14, 2017. Unless otherwise indicated, all transactions were effectuated in the open market through a broker. Other than as set forth on Schedule B, there were no other transactions by the Reporting Persons during the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

August 15, 2017

TIANQIAO CHEN

By:	/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased	Price Per Share($)	Date of Purchase
SHANDA ASSET MANAGEMENT HOLDINGS LIMITED
Purchase of Common Stock	1,588,695	6.7737*	08/11/17
Purchase of Common Stock	2,761,305	7.4823**	08/11/17
Purchase of Common Stock	500,000	6.3999	08/11/17
Purchase of Common Stock	250,000	6.8700	08/11/17
Purchase of Common Stock	250,000	6.9900	08/11/17
Purchase of Common Stock	250,000	7.2100	08/11/17
Purchase of Common Stock	250,000	7.3599	08/11/17
Purchase of Common Stock	250,000	7.4300	08/11/17
Purchase of Common Stock	250,000	7.6000	08/11/17
Purchase of Common Stock	350,000	8.0000	08/11/17
Purchase of Common Stock	800,000	7.9992	08/11/17
Purchase of Common Stock	1,016,897	7.1714***	08/14/17
Purchase of Common Stock	250,000	6.9000	08/14/17
Purchase of Common Stock	450,000	7.2900	08/14/17
Purchase of Common Stock	400,000	7.2988	08/14/17
Purchase of Common Stock	150,000	7.3000	08/14/17

* This transaction was executed in multiple trades at prices ranging from $6.100 to $7.0975. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.
** This transaction was executed in multiple trades at prices ranging from $7.1000 to $8.0000. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.
*** This transaction was executed in multiple trades at prices ranging from $6.7700 to $7.3000. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.